

November 14, 2011

Via E-mail
Richard H. Adams
Chief Financial Officer
Eagle Ford Oil & Gas Corp.
2951 Marina Bay Drive, Suite 130-369
League City, Texas 77573

      Re: **Eagle Ford Oil & Gas Corp.**
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed April 15, 2011
              Form 8-K
              Filed June 24, 2011
              File No. 000-51656

Dear Mr. Adams:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Ethan Horowitz

              Ethan Horowitz
              Branch Chief